

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 23, 2010

Kevin Day, CEO
Mobilized Entertainment, Inc.
50 West Liberty Street, Suite 880
Reno, NV 89501

>   **Re: Mobilized Entertainment, Inc.**
>   **Amendment No. 2 to Registration Statement on Form S-1**
>   **Filed August 11, 2010**
>   **File No. 333-161033**

Dear Mr. Day:

  We have reviewed your revised filing and related response letter, and we have the following comments. References to prior comments refer to those provided in our letter dated July 16, 2010.

General

1.   In your amended registration statement, please provide updated financial statements meeting the requirements of Rule 8-08 of Regulation S-X, and update related disclosure throughout the filing accordingly.

Risk Factors

"We are reliant on key personnel, " page 11

2.   You have revised this risk factor in response to prior comment 7 to state that Mr. Day "currently dedicates less than 50% of his working time to the Company." Please disclose more specifically the amount of time that your sole officer and director dedicates to Mobilized Entertainment, including for example the minimum amount of time he works for the company.

Transactions with Related Persons, Promoters and Certain Control Persons: Corporate Governance, page 26

General

3.   As requested in prior comment 17, with respect to the company's indebtedness to Mr. Day and a company controlled by him, please indicate the amount outstanding as of the latest practicable date. We note in this regard that the most

recent date for which you disclose the amount of this outstanding indebtedness is March 31, 2010. See Item 404(a)(5) and (d) of Regulation S-K.

Signatures, page 30

4.   We note that you have revised your filing in response to prior comment 21 to provide Mr. Day's signature in his individual capacity as the company's chief executive officer, controller and director. However, you have not provided the signature of your principal financial officer, as requested. In your amended filing please indicate, if accurate, that Mr. Day is also signing the registration statement in his individual capacity as the company's principal financial officer. Refer to the Signatures section of Form S-1.

        Please contact Patrick Gilmore, Accounting Branch Chief, at (202) 551-3406 if you have questions or comments on the financial statements and related matters. You may contact me at (202) 551-3483 if you have any other questions. If you thereafter require further assistance, you may contact the Assistant Director, Barbara C. Jacobs, at (202) 551-3730.

                                                Sincerely,

                                                Katherine Wray
                                                Attorney-Advisor

cc: Via Facsimile (206) 262-9513
        James Vandeberg, Esq.